UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2014

COMMISSION FILE NUMBER 0-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NEWS RELEASE

Methanex Corporation

1800 - 200 Burrard St.

Vancouver, British Columbia

Canada V6C 3M1

Investor Relations: 604-661-2600

Toll-Free: 1-800-661-8851

www.methanex.com

For Immediate Release

August 26, 2014

METHANEX ANTICIPATES LOWER TRINIDAD GAS SUPPLY IN THE SECOND HALF OF 2014

VANCOUVER, BRITISH COLUMBIA—(Marketwired – August 26, 2014) - Methanex Corporation (TSX:MX)(NASDAQ:MEOH) announced that it anticipates gas curtailments in Trinidad in the second half of 2014 to be higher than those experienced in the first half of the year.

The National Gas Company (“NGC”) has advised Methanex that it should expect higher curtailments in the second half of 2014 due to upstream platform maintenance and tie-in activities and the ongoing mismatch between upstream commitments to supply NGC and downstream demand from NGC’s customers. Methanex now estimates curtailments to its two Trinidad facilities to be in the range of 20% for the second half of 2014.

The Company continues to work with the Trinidad government and other stakeholders with a view to resolving gas supply shortfalls to its Trinidad plants. However, the situation is dynamic and it is difficult to forecast the gas curtailments or when 100% gas supply can be expected to return to the Company’s Trinidad facilities.

Methanex is the operator of two plants in Trinidad, Titan and Atlas. The Company holds 100% and 63.1% interests in the two facilities, respectively, for a combined proportional share of capacity of approximately two million tonnes. The plants are situated in Point Lisas Industrial Estate in central Trinidad.

Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Market in the United States under the trading symbol “MEOH”. Methanex can be visited online at www.methanex.com.

FORWARD-LOOKING INFORMATION WARNING

This press release contains forward-looking statements with respect to us and our industry. Statements that include the words “anticipates”, “estimates”, “expects” or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements. More particularly and without limitation, any statement regarding the expected length and severity of the increased gas curtailments to our Trinidad facilities is a forward-looking statement.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the availability in the future of gas supply in Trinidad.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including without limitation those risks described in our 2013 Management’s Discussion and Analysis and our Second Quarter 2014 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

FOR FURTHER INFORMATION PLEASE CONTACT:

Sandra Daycock

Director, Investor Relations

Methanex Corporation

604-661-2600 or

Toll Free: 1 800 661 8851

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: August 26, 2014	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	Vice President, Legal Assistant General Counsel & Corporate Secretary